[redacted]

11019013

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8-46838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BNY ConvergEx Execution Solutions LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1633 Broadway, 48th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL MAESE **(212) 468-7722**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Carey Pack and Michael Maese, affirm that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of BNY ConvergEx Execution Solutions LLC, as of December 31st, 2010, is true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The statement of financial condition of the Company is made available to all of the Company's members and allied members of the New York Stock Exchange.

Carey Pack, President

Michael Maese, Controller

SVETLANA PORTNOV
NOTARY PUBLIC, State of New York
No. 01PO6115753
Qualified in Queens County
Commission Expires Sept.13, 20 12

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5*(e)(3)*.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
BNY ConvergEx Execution Solutions LLC

We have audited the accompanying statement of financial condition of BNY ConvergEx Execution Solutions LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY ConvergEx Execution Solutions LLC at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 23, 2011

BNY ConvergEx Execution Solutions LLC

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 45,394,591
Cash and securities segregated in compliance with federal regulations and other restricted deposits	234,435,989
Deposits with clearing organizations	15,789,839
Receivables from brokers, dealers and clearing organizations, net of allowance of $30,728	216,315,054
Receivables from customers, net of allowance of $2,461,111	61,248,258
Fixed assets, at cost, net of accumulated depreciation and amortization of $24,505,448	31,707,430
Goodwill	191,434,414
Intangible assets, net of accumulated amortization of $39,624,989	15,650,430
Other assets	4,668,636
Total assets	$ 816,644,641
Liabilities and member's equity	
Liabilities:	
Due to banks	$ 3,024,012
Payables to brokers, dealers and clearing organizations	392,447,041
Payables to customers	3,946,588
Commission management payable	33,062,613
Accrued compensation and other liabilities	64,466,188
Total liabilities	496,946,442
Member's equity	319,698,199
Total liabilities and member's equity	$ 816,644,641

The accompanying notes are an integral part of this statement of financial condition.

BNY ConvergEx Execution Solutions LLC

Statement of Financial Condition

December 31, 2010

1. Organization and Description of Business

BNY ConvergEx Execution Solutions LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is an institutional agency brokerage firm that specializes in investment technologies and executions solutions for U.S. equities, options and fixed income, global transition management, commission management and intermediary and clearing services. The Company's institutional clients include investment managers, hedge funds, corporations, plan sponsors, broker-dealers, and financial intermediaries. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the National Futures Association ("NFA"), and other regional exchanges. The Company is registered as an investment advisor with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. The Company is also registered as a commodity trading advisor with the NFA. FINRA serves as the Company's self-regulatory organization.

The Company is a direct subsidiary of ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and its wholly owned subsidiary Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together Holdings, Group, and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") (through its wholly owned subsidiary, Agency Brokerage Holding, LLC) and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.2 percent ownership stake in Holdings, with the remaining ownership stake held by ConvergEx's management team, directors, and employees. Group owns all of the common interests in the Company. Unaffiliated entities own preferred interests in the Company totaling $20,000 (see Note 10).

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits, money market accounts and U.S. Treasury bills.

Cash and Securities Segregated In Compliance with Federal Regulations and Other Restricted Deposits

Cash and securities segregated in compliance with federal regulations consist of cash deposited in a special bank account for the benefit of customers under SEC Rule 15c3-3 and cash and certificates of deposit held in accounts designated as Special Reserve Bank Accounts for Proprietary Accounts of Introducing Broker-Dealers ("PAIB") (Note 11).

Securities Transactions

Securities transactions are recorded on a trade date basis. Receivables from brokers, dealers and clearing organizations includes amounts receivable for fails to deliver, cash deposits for securities borrowed plus the related interest receivable, amounts receivable from clearing organizations, and commissions receivable from broker dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to receive, or to facilitate securities lending to customers. Securities borrowed transactions require the Company to deposit cash with the lender, and are recorded at the value of the cash advanced to the lender. The cash advanced to the lender is equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the cash advanced, as appropriate.

Receivables from customers consists of customer fails to deliver, commissions earned, and receivables arising from the Company's prepayment of third-party soft dollar research, net of an allowance for doubtful accounts. A prepaid research asset is established for research and research related services disbursed in advance of anticipated customer commission volumes. Such receivables may not be evidenced by contractual obligations.

2. Significant Accounting Policies (continued)

Securities Transactions (continued)

Payables to brokers, dealers and clearing organizations includes amounts payable for fails to receive, cash received for securities loaned plus the related interest payable, and amounts payable to broker-dealers and clearing organizations on open transactions. The Company typically loans securities in order to fund non-standard settlements requested by a customer or a fail to deliver, or to assist clients to help fulfill their short selling requirements. Securities loaned transactions allow the Company to receive cash that is less than or equal to the market value of the securities loaned. Securities loaned transactions are recorded at the value of the cash received by the Company. The Company monitors the fair value of the securities loaned on a regular basis and adjusts the cash received, as appropriate.

Payables to customers primarily consists of customer fails to receive. Securities held by the Company and intended for settlement against customer orders are held as collateral for customer receivables. Securities owned by customers, including those that collateralize margin, are not reflected as assets of the Company in the statement of financial condition..

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables related to securities transactions, prepaid research, and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. Specifically for prepaid research, the Company also evaluates the customer's financial condition and business operations, as well as its historical, current and forecasted trading activity in determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms of cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software ranging from five to seven years. The Company evaluates internally developed software for impairment on at least an annual basis and whenever changes in circumstances indicate impairment could exist.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value.

Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which are four to eight years from the date of the original acquisition, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of customer lists.

Other Assets

Other assets consist primarily of prepaid expenses, rent due from affiliates for subleased office space, receivables from affiliates for management and technical services (Note 7) or expenses the Company paid on behalf of related parties, and other miscellaneous receivables.

2. Significant Accounting Policies (continued)

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of accrued compensation, accrued expenses, accounts payable, payables to related parties for management and technical services (Note 7) or expenses affiliates have paid on behalf of the Company, and other miscellaneous liabilities.

Income Taxes

The Company is treated as a single member limited liability company for tax purposes and, as such, is disregarded for federal, state and local income tax purposes. The Company has recorded its apportioned share of state and local income taxes, including the New York City unincorporated business tax, pursuant to a tax sharing agreement ("TSA") between Group and the Company. Group, as the taxpayer of record, is responsible for payment of state and local income taxes to the taxing authorities. The tax provision for the Company has been computed in accordance with the TSA.

In accordance with ASC 740, an entity is permitted to recognize the benefits of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement. The Company's policy is to treat interest and penalties related to income tax matters and uncertain tax positions as a component of tax expense. As of December 31, 2010, the Company reflected $1,405,501 of unrecognized tax benefits and $257,631 of related accrued interest in accrued compensation and other liabilities.

Recent Accounting Developments

In January 2010, the FASB issued updated guidance to amend disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurements hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements).

2. Significant Accounting Policies (continued)

Recent Accounting Developments (continued)

The guidance is effective for reporting periods beginning after December 15, 2009, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which is effective for reporting periods beginning after December 15, 2010. The adoption of these changes had no material impact on the Company's statement of financial condition.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

3. Financial Instruments (continued)

The following is a summary of financial instruments measured at fair value as of December 31, 2010:

Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level3)	Total
Assets				
Cash and securities segregated in compliance with federal regulations and other restricted deposits				
Certificates of deposit	$ –	$ 60,285,292	$ –	$ 60,285,292
Other assets				
Securities owned	10,507	–	–	10,507
Total assets	$ 10,507	$ 60,285,292	$ –	$ 60,295,799
Liabilities				
Accrued compensation and other liabilities				
Securities sold, not yet purchased	$ 120,090	$ –	$ –	$ 120,090
Total liabilities	$ 120,090	$ –	$ –	$ 120,090

The Company uses certificates of deposit for purposes of meeting PAIB deposit requirements. Certificates of deposit with original maturities of greater than 90 days are included as financial instruments. The fair value of certificates of deposit is determined by using a discounted cash flow methodology. These deposits are generally categorized in Level 2 of the fair value hierarchy.

Securities owned and securities sold not yet purchased consist of equity securities positions temporarily held by the Company that result from the normal course of agency brokerage. These instruments are measured at their quoted prices in active markets. They are generally categorized in Level 1 of the fair value hierarchy.

There were no transfers among Levels during the year.

4. Receivables and Payables

Receivables from, and Payables to, Brokers, Dealers and Clearing Organizations

At December 31, 2010, amounts receivable from and payable to brokers, dealers and clearing organizations include:

Receivables:	
Securities borrowed	$151,467,568
Broker-dealers	34,988,618
Clearing organizations	22,548,504
Securities failed to deliver	7,341,092
Allowance for doubtful accounts	(30,728)
Total receivables	$216,315,054
Payables:	
Broker-dealers	$251,615,227
Securities loaned	136,064,205
Securities failed to receive	4,767,609
Total payables	$392,447,041

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2010 without any adverse financial effect.

Receivables from, and Payables to, Customers

Receivables:	
Customers	$ 49,117,454
Prepaid research	11,967,656
Other	2,624,259
Allowance for doubtful accounts	(2,461,111)
Total receivables	$ 61,248,258
Payables:	
Customers	$ 3,946,588
Total payables	$ 3,946,588

5. Fixed Assets

At December 31, 2010 fixed assets were comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Internally developed software	$ 30,275,030	$ (13,397,368)	$ 16,877,662
Computer hardware	14,703,219	(5,137,198)	9,566,021
Leasehold improvements	6,146,910	(3,580,361)	2,566,549
Software	4,404,074	(2,165,576)	2,238,498
Furniture and equipment	683,645	(224,945)	458,700
Total	$ 56,212,878	$ (24,505,448)	$ 31,707,430

Included in computer hardware and the related accumulated depreciation are $3,295,048 and $202,856 respectively, related to assets acquired under capital lease arrangements. Included in accrued compensation and other liabilities on the statement of financial condition is $3,125,222 ($677,092 due in 2011, $934,073 due in 2012, $894,801 due in 2013 and $619,256 due in 2014) which represents remaining principal payments due under capital lease obligations.

The Company capitalized $3,373,651 of internally developed software costs in 2010. In addition, the Company purchased $1,898,987 of internally developed software from Group for development work Group employees performed on behalf of the Company.

6. Goodwill and Intangible Assets

The Company completed its annual evaluation of goodwill as of May 1, 2010 and determined no impairment charge was required. Subsequent to May 1, 2010, no events have occurred or circumstances have changed that would indicate that the fair value of goodwill had fallen below its carrying value.

6. Goodwill and Intangible Assets (continued)

The following table summarizes intangible assets as of December 31, 2010:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer lists	$ 55,275,419	$ (39,624,989)	$ 15,650,430

During 2010, a fully amortized non-compete agreement with both a gross carrying amount and accumulated amortization totaling $1,000,000 was written off.

No events have occurred or circumstances have changed that would reduce the fair value of any of the intangible assets below their carrying values.

7. Related Party Transactions

In the normal course of business, the Company enters into related party transactions with affiliates, including ConvergEx, and certain other affiliated entities.

Eze Castle Transaction Services LLC ("ECTS"), an affiliate, provides broker-dealers with financial information exchange ("FIX") connectivity services from the Eze Order Management System ("EzeOMS") to the Company. The EzeOMS is provided to asset management clients by Eze Castle Software LLC ("Eze LLC"), an affiliate. The Company provides EzeOMS terminals for certain customers based on the volume of business transacted by those customers. The EzeOMS terminals are used by the customers to submit orders and effect transactions through the Company.

The Company provides trade execution and clearing services for Westminster Research Associates LLC ("WRA"), an affiliate. The Company pays a referral fee for each trade executed and remits commissions paid to WRA as part of the introducing broker agreement.

G-Trade Services LLC ("G-Trade"), an affiliate, provides execution and clearing services of non-US electronic trades for the Company. G-Trade collects the commissions on the settlement of the trades and remits the commissions, net of associated execution and clearing fees, to the Company.

7. Related Party Transactions (continued)

ConvergEx Global Markets Ltd. ("CGM"), an affiliate, provides trade execution services for the Company, and remits commissions to the Company as part of the introducing broker agreement. LiquidPoint LLC ("LiquidPoint"), an affiliate, provides option execution services for the Company. The Company also provides trade execution and clearing services to BNY Mellon and certain of its subsidiaries, including Pershing LLC ("Pershing").

The Company provides trade execution services for NorthPoint Trading Partners, LLC ("NorthPoint"), an affiliate.

As part of its daily operations, the Company enters into securities borrowed and securities loaned transactions with BNY Mellon, Pershing and certain of its subsidiaries.

The Company provides office space and related services to other subsidiaries of ConvergEx and to BNY Mellon. The Company also subleases office space from other subsidiaries of ConvergEx.

The Company provides and receives certain management, administrative, and technical services to and from Group, BNY ConvergEx Limited ("Limited"), other ConvergEx entities, and other affiliates.

The Company maintains uncommitted line of credit agreements with certain affiliates (see Note 9). The Company also maintains a separate borrowing facility with BNY Mellon under a subordinated agreement (see Note 8).

7. Related Party Transactions (continued)

The following table sets forth the Company's related party assets and liabilities as of December 31, 2010:

As of December 31, 2010	BNY Mellon	Pershing	Group	WRA	Eze LLC	Other affiliates	Total
Assets							
Receivables from brokers, dealers and clearing organizations	$ 38,038,660	$ 47,192	$ –	$ –	$ –	$ 196,209	$ 38,282,061
Other assets	–	112,985	17,501	–	–	238,256	368,742
Total assets	$ 38,038,660	$ 160,177	$ 17,501	$ –	$ –	$ 434,465	$ 38,650,803
Liabilities							
Payables to brokers, dealers and clearing organizations	$ –	$ 28,142,905	$ –	$ –	$ –	$ –	$ 28,142,905
Accrued compensation and other liabilities	1,114,155	–	515,378	271,001	468,874	657,923	3,027,331
Total liabilities	$ 1,114,155	$ 28,142,905	$ 515,378	$ 271,001	$ 468,874	$ 657,923	$ 31,170,236

8. Subordinated Liabilities

On December 15, 2010, the Company entered into a separate $25,000,000 floating rate revolving term subordinated note with BNY Mellon due on December 15, 2013. This agreement superseded a previously existing $25,000,000 floating rate revolving term subordinated note which was due on September 29, 2011, which had an interest rate based on LIBOR plus 2.75% and a commitment fee of 0.25% on the unutilized amount of the note. The new subordinated borrowing facility has an interest rate based on LIBOR plus 4.00%, or, if the LIBOR rate is not available, an alternative rate of 2.75% plus the greater of the BNY Mellon prime rate or the federal funds effective rate plus 0.50%. In addition, this subordinated borrowing facility has an annual commitment fee of 0.50% on the unutilized amount of the note which is payable quarterly. The subordinated borrowing facility is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Neither of the subordinated borrowing facilities was utilized during 2010 and therefore there was no outstanding balance due as of December 31, 2010.

As of December 31, 2010, a payable of $18,576 related to these agreements was included in accrued compensation and other liabilities on the statement of financial condition.

9. Financing Arrangements

The Company enters into secured and unsecured borrowing agreements to obtain funding necessary to cover daily securities settlements with clearing corporations. Funding is required for unsettled customer delivery versus payment and riskless principal transactions, as well as to meet deposit requirements with clearing organizations. Secured financing arrangements are collateralized by the unsettled customer securities.

The Company currently maintains uncommitted overnight financing arrangements with affiliates and non-affiliates, as summarized below as of December 31, 2010:

9. Financing arrangements (continued)

	Rate	Total Amount Available	Amount Outstanding
Affiliates			
Unsecured			
Eze LLC	6%	$ 30,000,000	$ –
Group	6%	50,000,000	–
Group	Prime + 1.25%	75,000,000	–
Eze Castle	6%	50,000,000	–
BNY Mellon	LIBOR plus ½ %	20,000,000	–
Secured			
BNY Mellon	Rate set by Bank	100,000,000	–
BNY Mellon	LIBOR plus ¾ %	125,000,000	–
Total affiliates		450,000,000	–

	Rate	Total Amount Available	Amount Outstanding
Non-affiliates			
Unsecured	Federal Funds effective rate plus ¾ %	15,000,000	–
Unsecured	Fed funds effective rate plus 1 %	50,000,000	–
Secured	Fed funds effective rate plus ¾ %	50,000,000	–
Secured	Prime +2%	50,000,000	–
Secured	Fed funds effective rate plus ¾ %	100,000,000	–
Total non-affiliates		265,000,000	–
Total		$ 715,000,000	$ –

As of December 31, 2010, interest payable of $8,666 related to these borrowings was included in accrued compensation and other liabilities on the statement of financial condition. These financing agreements have no defined maturity dates.

10. Common and Preferred Interests

The Company has one class of common interests and one class of preferred interests. All of the common interests are owned by Group.

The preferred interests are held by unaffiliated entities. The Company has fully-disclosed clearing agreements with broker-dealers that required the Company to enter into Joint Back Office ("JBO") arrangements with those entities. Under the JBO arrangements the correspondents made nominal preferred interests totaling $20,000 in the Company. The preferred units are senior to the common interest upon dissolution of the Company.

The preferred interests accrue a preferred yield at LIBOR plus 3%, which is paid annually to the holders of the interests. The preferred units have a mandatory redemption due in December 2013, at which time the Company will pay the value of the preferred units to the holders. As a result of the preferred yield and the mandatory redemption provision, the preferred units are treated as liabilities for statement of financial condition purposes and are included in accrued compensation and other liabilities.

11. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2010, the Company had net capital of $54,269,652 and its net capital requirement was $1,055,982. In accordance with the requirements of SEC Rule 15c3-3, the Company has segregated $36,744,925 of cash in a special bank account for the benefit of customers, which was in excess of its required deposit of $8,874,362.

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

11. Regulatory Requirements (continued)

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for PAIB, as defined. The PAIB calculation is completed to allow each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2010 the Company had $197,440,099 of cash on deposit in special reserve bank accounts and certificates of deposit for PAIB, which was in excess of its required deposit of $187,355,806.

12. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals, which will be reduced by sublease rental payments due to the Company:

	Lease Payments	Sublease Rentals Due	Net Lease Payments
Year:			
2011	$ 8,658,882	$ (5,244,159)	$ 3,414,723
2012	8,793,494	(5,364,804)	3,428,690
2013	7,566,035	(4,996,618)	2,569,417
2014	6,261,129	(4,628,432)	1,632,697
2015	4,183,930	(3,085,621)	1,098,309
Thereafter	36,214	-	36,214
	$ 35,499,684	$ (23,319,634)	$ 12,180,050

The operating leases are subject to periodic escalation charges. The Company's operating leases expire on various dates between September 2011 and August 2017, and the subleases expire in August 2015.

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's statement of financial condition. The Company intends to defend itself vigorously against all claims asserted in these matters.

13. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the retirement savings plan of ConvergEx. This plan has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

14. Deferred Compensation

ConvergEx provides a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Employees vest over 40 months of service, including the year for which the award was granted, and are payable at the end of that period. Compensation expense is accrued ratably over that period. As part of the programs, employees can elect to index their deferral to various investment options. Payments to the employees are made to employees on the date in the amount of the initial award adjusted by the percentage change in value of any elected investment options. In order to hedge any risk associated with changes in the accounts due to employees upon vesting, Group has purchased investments similar to the elected options. The plan had no material effect on the Company's financial position in 2010. Based on performance of the employees' election to date, ConvergEx plans to make payments related to these deferred bonus programs of $1,957,505 in 2011, $4,814,899 in 2012 and $5,374,153 in 2013, respectively.

15. Restructuring

During 2010, the Company reduced its workforce by approximately 26 employees, or 6.7% of the Company's total worldwide workforce related to the reorganization of certain operations. The majority of the actions related to this plan were completed by the end of 2010. The entire amount was related to severance and related benefits. A portion of the liability was paid in 2010. The Company expects that the remaining restructuring liability of $947,091 will be paid in 2011.

16. Off-Balance-Sheet Credit Risk

Customer Activities and Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

16. Off-Balance-Sheet Credit Risk (continued)

Customer Activities and Credit Risk (continued)

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

In margin transactions, the Company extends credit to customers collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

In the normal course of business, the Company obtains securities under securities borrowed, resale agreements, and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2010, the Company borrowed securities with a fair value of $145,242,179, for which cash totaling $151,384,680 was given to counterparties as collateral. Of these borrowed securities, securities with a fair value of $46,189,287 have been pledged or otherwise transferred to others to facilitate settlement of securities transactions and securities with a fair value of $92,701,522 have been loaned to others under securities loaned agreements. In addition, the Company obtained securities with a fair value of approximately $78,865,199 under custody agreements. Of this amount, securities with a fair value of approximately $16,926,879 have been either pledged or otherwise transferred to others to facilitate settlement of securities transactions.

The Company typically loans securities in order to fund non-standard settlements requested by a customer of a fail to receive or to assist clients to help fulfill their short selling requirements. As of December 31, 2010, the Company had loaned securities with a fair value of $135,426,353, for which cash totaling $136,064,205 was received.

16. Off-Balance-Sheet Credit Risk (continued)

Customer Activities and Credit Risk (continued)

The Company provides access to various exchanges for certain customers via sponsored line agreements. These customers use the lines to transmit trade orders directly to various exchanges. The Company monitors the activity through the lines but does not have access to stop the activity flowing through these lines, and is therefore exposed to risk of loss should the customer not meet their obligations. The Company is billed for activity flowing through these lines, and is reimbursed by the client. The Company is exposed to credit risk in the event that the client is unable to fulfill its obligations with respect to these charges.

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2010.

The Company has guaranteed the payment of amounts due and payable from one of its broker-dealer clients to one of that broker-dealer's customers. The guaranty has a maximum obligation of $15,000,000. No amounts were owed under this guaranty and no liability was established as of December 31, 2010.

At December 31, 2010 Group and Eze Castle had $750,000,000 of debt outstanding. Group's ownership interest in the Company was pledged as security against the debt.

17. Subsequent Events

The Company has evaluated all subsequent events through February 23, 2011, and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

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Statement of Financial Condition

BNY ConvergEx Execution Solutions LLC
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

BNY ConvergEx Execution Solutions LLC

Statement of Financial Condition

December 31, 2010

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